Morgan Stanley India Investment Fund, Inc.

522 Fifth Avenue

New York, NY 10036

June 26, 2009

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:	Larry L. Greene, Division of Investment Management
Mail Stop 0505

Re:	Morgan Stanley India Investment Fund, Inc.
File Numbers 811-08238 & 333-159091

Dear Mr. Greene:

Thank you for your comments regarding the registration statement on Form N-2 for Morgan Stanley India Investment Fund, Inc. (the “Fund”), filed with the Securities and Exchange Commission on May 8, 2009, as amended on May 11, 2009.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Pre-Effective Amendment No. 2 to the registration statement, which will be filed via EDGAR on or about June 26, 2009.

General

Comment 1.                  Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998).  Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission’s plain English requirements.  For example, reformat the disclosures appearing in all capital letters under the sub-caption “Other Taxation.”  Please use a different means to make the disclosure prominent.

Response 1.  The disclosure has been revised accordingly.

Comment 2.                  We remind the registrant of its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Response 2.  The Fund acknowledges its responsibility to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Comment 3.                  Indicate to the staff whether the Fund has considered the factors and made the determination required in Investment Company Act Release No. 9932 (September 15, 1977) with respect to the contemplated rights offering.  In particular, your response should address the matters discussed in Item 2(E) and related footnote 13 of that release reflecting the staff’s view that there should be a specific intended use for the offering proceeds and disclose it under the caption “Use of Proceeds.”  Further, to the extent such offerings are made below net asset value, they should be used for exceptional and not routine circumstances.

Response 3.  In deciding whether to make a rights offering, the Fund’s directors considered a variety of factors, including, but not limited to, the use to be made of the proceeds from the offering and the return to stockholders therefrom; the extent of any dilution for nonparticipating stockholders; the terms of the proposed offering; the size of the offering in relation to the number of shares outstanding; the effect of the offering on the Fund’s expense ratio; and the size of the current premium of price to net asset value.  The disclosure under the section entitled “Use of Proceeds” has been revised to indicate that the net proceeds of the rights offering will be invested in equity securities of Indian issuers in accordance with the Fund’s investment objective and policies.  It is further noted that, pending the investment of such proceeds, the proceeds may be invested in equity index futures to gain exposure to equity securities of Indian issuers.

Comment 4.                  Clarify whether, in connection with the offering, the Fund may issue shares or rights for subscription for shares at less than net asset value.

Response 4.  The Fund will not issue shares or rights for subscription for shares  at less than net asset value.  The disclosure has been clarified accordingly to state that the subscription price per share will be 95% of the average of the last reported sales price per share of the Fund’s common stock on the New York Stock Exchange on the date on which the offer expires and the four preceding trading days, but in any case not less than the net asset value per share of the Fund’s Common Stock at the close of trading on the New York Stock Exchange on the date on which the offer expires.

Comment 5.                  Confirm to the staff that, to the extent applicable, disclosure in the current filing will be conformed to disclosure adopted in connection with the staff’s review of the recent filing by Morgan Stanley China A Shares Fund, Inc.

Response 5.  We confirm that the disclosure, to the extent applicable, has been conformed to disclosure adopted in connection with the staff’s review of the recent filing by Morgan Stanley China A Share Fund, Inc (File No. 333-158106).

Comment 6.                  Disclosure sub-captioned “Investment Advisory and Management Agreement; Sub-Advisory Agreement” suggests that the Fund may issue share certificates.  Clarify whether the Fund will or will not do so.

Response 6.  The Fund does not issue share certificates and, as such, the disclosure has been revised accordingly.

Prospectus

Comment 7.                  Disclosure sub-captioned “Purpose of the Offer” indicates that the Board believes that increasing the size of the Fund “will increase the liquidity of the Fund’s shares of Common Stock . . .”  With respect to this notion, advise the staff whether lack of liquidity of Fund shares has been an issue for investors.  Disclose the potential effects of the rights offering on current market price.

Response 7.  The referenced disclosure has been revised to change “will” to “may.”  While Management of the Fund believes that liquidity of Fund shares has not been an issue for investors in the past, the potential for an increase in liquidity of Fund shares due to an increase in the Fund’s shares outstanding may benefit investors.  At the time the rights offering was announced the market price of Fund shares declined; however, since the announcement, the market price of Fund’s shares has continued to increase and such, it is uncertain what potential effects the rights offering will have on current market price.

Comment 8.                  Revise the following sentence, which appears under “Use of Proceeds,” by adding the indicated clause: “The Fund may require up to                  months due to the Fund’s need to invest substantially all of its assets in the securities of issuers organized under the laws of a foreign jurisdiction, i.e., India.”

Response 8.  The disclosure has been revised accordingly.

Comment 9.                  With respect to the fee table, confirm that the Fund has no intention of leveraging by the issuance of debt or preferred in the upcoming year, otherwise those costs should be included in the table.

Response 9.  The Fund has no current intention of leveraging by the issuance of debt or preferred issues in the upcoming year.

Comment 10.                Disclosure sub-captioned “Risk Factors and Special Considerations — Leverage Risk” indicates that the Fund may engage in leverage.  Describe more fully the types of leverage in which the Fund may engage.

Response 10.  As stated in Response 9 above, the Fund has no current intention of leveraging by the issuance of debt or preferred issues in the upcoming year; however, the Fund may engage in certain investment techniques, including the use of derivatives, which may give rise to leverage risk.  A description of such transactions is set forth in Appendix B to the prospectus.

Comment 11.                Disclosure appearing under the caption “Investment Restrictions” indicates that the Fund may invest up to 10% of its assets in other investment companies.  If the Fund may invest in unregistered funds, such as hedge funds or funds that do not fall under the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act, add appropriate strategy and risk disclosure.

Response 11.  The disclosure has been revised to include a discussion of the investment companies in which the Fund may invest.  While the Fund may invest in certain unregistered funds, we believe that the current disclosure is adequate based on the types of unregistered funds in which the Fund intends to invest.

Comment 12.                Disclosure appearing under the caption “Management of the Fund - Investment Advisory and Management Agreement; Sub-Advisory Agreement — Portfolio Managers” states that the Fund’s assets are managed by a team, and lists two managers on the team who currently manage the Fund.  Clarify whether the team includes other managers who do not manage the Fund.  Confirm that the Fund will notify investors of any change in portfolio managers.  See Investment Company Act Rel. No. 19382 (April 6, 1993).

Response 12.  We respectfully acknowledge your comment; however, we note that the Fund’s prospectus currently states that the listed managers are those who are primarily responsible for the day-to-day management of the Fund.  We would prefer not to list other members of the team who do not manage the Fund because we believe that this would confuse an investor when the prospectus currently states, as required by Form N-2, the managers who are primarily responsible for the day-to-day management of the Fund.

Form N-2, Item 21.1 requires that disclosure with respect a fund’s portfolio manager or team of portfolio managers be provided as of the most recent practicable date.  However, closed-end funds, unlike most open-end funds, do not continuously offer their shares and, therefore, are not required to have a continuously updated prospectus for purposes of the Securities Act of 1933.  Accordingly, the Fund has complied with, and intends to continue to comply with, its obligation to update information regarding its portfolio managers as required by Rule 8b-16 under the 1940 Act.

Comment 13.                Reformat the discussion in the first paragraph sub-captioned “Other Accounts Managed by the Portfolio Managers” so as to present the information in a tabular format.

Response 13.  We respectfully acknowledge the comment; however, we believe that the format of the current disclosure complies with Form N-2 and is not confusing to investors.

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The Fund acknowledges that portions of the filing are incomplete and that the Staff may have additional comments on such portions when they are completed in a pre-effective amendment, including on disclosures made in response to this letter, on information supplied in this response letter, or on exhibits added in any pre-effective amendments.

The Fund has not submitted and does not expect to submit an exemptive application or no-action request in connection with the Fund’s registration statement.

The Fund acknowledges that it  must review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

The Fund acknowledges that all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff are to be certain that they have provided all information investors require for an informed decision.  In addition, the Fund acknowledges that since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6988 or Allison M. Harlow of Clifford Chance US LLP at (212) 878-4988.  Thank you.

Best regards,

/s/ Mary E. Mullin

Mary E. Mullin